EXHIBIT 99.1

Medicenna to Present at the AACR Special Conference Cancer Research: Tumor Immunology and Immunotherapy

TORONTO and HOUSTON, Sept. 28, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ, TSX: MDNA), a clinical-stage immunotherapy company focused on the development of novel Superkines, announced that the Company will present preclinical results featuring its MDNA223 BiSKIT candidate at the 2023 AACR Special Conference in Cancer Research: Tumor Immunology and Immunotherapy to be held from October 1 - 4, 2023, in Toronto, Canada.

Poster Title: Synergistically Engaging a β-Selective IL-2 Agonist with PD1/PDL-1 Blockade in a Bifunctional Superkine, MDNA223.
Poster number: A005
Poster session: October 2nd, 2023 from 4.45 PM ET – 7.00 PM ET

The Company’s Management will also participate in the following conferences during the month of October:

  The Jones Trading Healthcare Summit, Miami, FL
  October 9-11, 2023.
  The Pharma Partnering Summit in Boston, MA
  October 19-20, 2023.

About BiSKITs and MDNA223
BiSKITs can target cancers where other immunotherapies have failed to be effective. One example of this is MDNA223, an IL-2 Superkine fused to an antibody (anti-PD1). MDNA223 is a BiSKIT designed to activate cancer-killing immune cells via the IL-2 receptor while simultaneously preventing their exhaustion by blocking PD-1 signalling. Combining these two functions into a single molecule allows us to simultaneously modulate both pathways on the same immune cells, also known as cis-targeting.

About Medicenna
Medicenna is a clinical-stage immunotherapy company focused on developing novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class class-empowered superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer-killing effector T cells and NK cells. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials, including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively. Medicenna’s early-stage BiSKITs™ program (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors.

Further Information & Investor Contact:

For further information about the Company, please contact:

Delphine Davan
Vice President, Investor Relations and Corporate Communications,
Phone: +1 (647) 474-2641
ddavan@medicenna.com